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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                             THE DIRECTV GROUP, INC.
                    (FORMERLY HUGHES ELECTRONICS CORPORATION)
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                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                   444418-10-7
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                                 (CUSIP Number)


                                DECEMBER 31, 2004
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             (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [x] Rule 13d-1(b)
                                [_] Rule 13d-1(c)
                                [_] Rule 13d-1(d)


*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required is the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                    (Page 1)

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
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CUSIP No.     444418-10-7                                     13G                                 Page 2
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
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     1        NAMES OF REPORTING PERSONS:                        INVESTMENT FUNDS COMMITTEE OF THE BOARD OF DIRECTORS OF GENERAL
                                                                 MOTORS CORPORATION, AS A NAMED FIDUCIARY OF CERTAIN PENSION FUNDS.
              I.R.S. IDENTIFICATION NO. OF ABOVE
              PERSONS (ENTITIES ONLY):                           NOT APPLICABLE
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (A) [_]
                                                                                                              (B) [_]
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     3        SEC USE ONLY

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     4        CITIZENSHIP OR PLACE OF ORGANIZATION:               NOT APPLICABLE

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  NUMBER OF            5    SOLE VOTING POWER:                               -- (SEE ITEM 4)
   SHARES
                     ------ -------------------------------------------------------------------------------------------------------
BENEFICIALLY           6    SHARED VOTING POWER:                             272,237,585 (SEE ITEM 4)
  OWNED BY
                     ------ -------------------------------------------------------------------------------------------------------
    EACH               7    SOLE DISPOSITIVE POWER:                          -- (SEE ITEM 4)
  REPORTING
                     ------ -------------------------------------------------------------------------------------------------------
 PERSON WITH           8    SHARED DISPOSITIVE POWER:                        272,237,585 (SEE ITEM 4)

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     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  272,237,585 (SEE ITEM 4)
------------- ---------------------------------------------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:                                [_]
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     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                        19.6% (SEE ITEM 4)
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     12       TYPE OF REPORTING PERSON:                           OO
------------- ---------------------------------------------------------------------------------------------------------------------



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
ITEM 1

(a)        NAME OF ISSUER:

           The DIRECTV Group, Inc. (formerly Hughes Electronics Corporation)

(b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           2250 East Imperial Highway
           El Segundo, California  90245

ITEM 2

(a)        NAME OF PERSON FILING:

The Investment Funds Committee (the "Committee") of the Board of Directors of General Motors Corporation ("GM"), as a named fiduciary under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), for: (i) the General Motors Hourly-Rate Employees Pension Plan (the "Hourly Plan"); (ii) the Sub-Trust of the General Motors Welfare Benefit Trust established as a voluntary employees' beneficiary association to fund certain collectively bargained hourly retiree health care benefits under the General Motors Health Care Program for Hourly Employees and certain collectively bargained hourly retiree life insurance benefits under the General Motors Life and Disability Benefits Program for Hourly Employees and such benefits under other applicable collectively bargained welfare plans (the "VEBA"); and (iii) the General Motors Retirement Program for Salaried Employees (the "Salaried Plan" and, together with the Hourly Plan and the VEBA, the "Plans"). As of December 31, 2004, the members of the Committee were Armando Codina, Kent Kresa, Philip A. Laskawy, E. Stanley O'Neal (Chair), and Eckhard Pfeiffer.

(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           Principal Business Office:
           --------------------------

           c/o General Motors Corporation
           767 Fifth Avenue
           New York, New York  10153
           Attention:  Chief Investment Funds Officer

(c)        CITIZENSHIP:

           Not applicable

(d)        TITLE OF CLASS OF SECURITIES:

           Common Stock, $0.01 par value per share (the "Common Stock")


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
(e)        CUSIP NUMBER: 444418-10-7

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR RULE 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

           (f)  [x]   An employee benefit plan or endowment fund in
                      accordance with Rule 13d-1(b)(1)(ii)(F).

ITEM 4     OWNERSHIP.

(a)-(c)

                               Subject to the discussion below, as of December
                     31, 2004, the Committee may be deemed the beneficial owner, on behalf of the Hourly Plan, the VEBA and the Salaried Plan, for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), of a total of 272,237,585 shares of Common Stock (141,428,537 shares on behalf of the Hourly Plan, 50,792,437 shares on behalf of the VEBA, and 80,016,611 shares on behalf of the Salaried Plan), as to all of which shares the Committee may be deemed to share the power to direct the voting or disposition thereof, representing approximately 19.6% of the shares of Common Stock outstanding (approximately 10.2% on behalf of the Hourly Plan, 3.7% on behalf of the VEBA, and 5.8% on behalf of the Salaried Plan) (based on 1,385,822,059 shares outstanding as of January 20, 2005, as reported in the Issuer's Registration Statement on Form S-3 filed with the SEC on January 21, 2005).

                               The Committee is a named fiduciary (in accordance
                     with ERISA) of the Hourly Plan, the VEBA and the Salaried Plan and in such capacities had, and has and exercises, the power to appoint, and terminate the appointment of, investment managers for the shares of GM Class H Common Stock that previously were contributed by GM to the Plans and that were exchanged in late 2003 for the shares of Common Stock reported on herein (including investment managers for any non-cash proceeds of such contributed shares). The Committee has also appointed General Motors Investment Management Corporation ("GMIMCo"), a wholly-owned subsidiary of GM that is registered with the U.S. Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended, to carry out certain investment management and administrative functions regarding the Plans, including with regard to the Common Stock. In addition, GMIMCo is also a named fiduciary, for investment purposes only, with respect to all other assets of the Plans and, as such, performs certain investment management and administrative functions for the Plans, including appointment of independent investment managers for all such assets of the Plans for which the Committee does not act as named fiduciary for investment purposes. GMIMCo has appointed


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                     various independent investment managers for the Plans, some of whom have authority to cause the Plans, acting independently of the Committee and GMIMCo, to acquire publicly traded equity securities, which may include shares of Common Stock. Any such holdings of Common Stock (if any) by the Plans are not included in the shares of Common Stock reported herein as beneficially owned by the Committee.

                               Pursuant to appointment by the Committee, at
                     December 31, 2004, United States Trust Company of New York ("U.S. Trust"), as trustee and investment manager, held and had the power to vote and dispose of 141,428,537 shares of Common Stock owned by the Hourly Plan, 50,792,437 shares of Common Stock owned by the VEBA, and 80,016,611 shares of Common Stock owned by the Salaried Plan (together, 272,237,585 shares), representing approximately 10.2%, 3.7%, and 5.8% respectively, (together 19.6%) of the outstanding shares of Common Stock.

                               Neither the Committee nor GMIMCo has directed
                     U.S. Trust with respect to the voting or the disposition or continued ownership by the Hourly Plan, the VEBA or the Salaried Plan of any shares of Common Stock over which it had management. Although the Committee does not exercise voting or dispositive powers with respect to any shares of Common Stock owned by the Hourly Plan, the VEBA or the Salaried Plan, it may be deemed to be a beneficial owner, on behalf of the Hourly Plan, the VEBA and the Salaried Plan, for purposes of Sections 13(d) and 13(g) of the Act of the shares of Common Stock held in trust and managed for the Hourly Plan, the VEBA and the Salaried Plan by U.S. Trust because it has the power under certain circumstances to terminate within 60 days the appointment of U.S. Trust as trustee and investment manager for the Hourly Plan, the VEBA or the Salaried Plan, as the case may be, with respect to such shares. Notwithstanding the foregoing, the filing of this statement is not an admission that the Committee is, for the purposes of Section 13(d) or 13(g) of the Act, a beneficial owner of any of the securities covered by this statement and such beneficial ownership is disclaimed.

ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           The responses to Items 2 and 4 hereof are incorporated by reference herein.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.


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ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9     NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10    CERTIFICATIONS.

(a)
                               By signing below I certify that, to the best of
                     my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
















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
                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 11, 2005



                             By: W. Allen Reed
                                 ----------------------------------------------
                                 Name: W. Allen Reed
                                 Title: President of General Motors Investment
                                        Management Corporation and Secretary of
                                        the Investment Funds Committee of the
                                        Board of Directors of General Motors
                                        Corporation




















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